FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2020

ASSETS	
Cash and Cash Equivalents	$ 55,759
Deposit with Clearing Organization	100,000
Receivables	58,984
Securities Owned, at Fair Value	16,772,875
Fixed Assets, Net	807
Right-Of-Use Assets	271,908
Goodwill, Net	5,800,000
Prepaid and Other Assets	369,932
Total Assets	$ 23,430,265
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Payable to Clearing Organization	$ 1,229,452
Securities Sold, Not Yet Purchased	5,997,135
Deferred Tax Liability, Net	34,203
Note Payable - Related Party	2,000,000
Lease Liabilities	271,908
Accounts Payable and Accrued Expenses	2,914,482
Total Liabilities	12,447,180
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding	1,000
Additional Paid-In Capital	8,785,160
Retained Earnings	2,196,925
Total Stockholder's Equity	10,983,085
Total Liabilities and Stockholder's Equity	$ 23,430,265

See accompanying Notes to Financial Statements